David Trueman
5360 Bunting Avenue,
Richmond,
British Columbia
V7E 5W1, Canada

Consent of Qualified Person

I, David Trueman, consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Preliminary Economic Assessment of Lithium Hydroxide Production, Separation Rapids Lithium Project, Kenora, Ontario” and dated November 10th, 2016 (the “Technical Report”) by Avalon Advanced Materials Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press releases dated September 27, 2016 and October 25, 2016 (the “Press Releases”) of the Company.

I certify that I have read the Press Releases and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this 10th day of November, 2016

“David Trueman” {signed and sealed}

David Trueman